UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 21, 2016

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom announces the pricing of USD 1.2 billion bonds in two tranches

Amsterdam (April 21, 2016) - VimpelCom announces the pricing of USD 500 million 6.25% Senior Notes due 2020 and USD 700 million 7.25% Senior Notes due 2023 issued by GTH Finance B.V., guaranteed by VimpelCom Holdings B.V.

On April 20, 2016, VimpelCom successfully priced a USD 1.2 billion dual tranche bond offering. The USD 500 million 6.25% Senior Notes due April 2020 and USD 700 million 7.25% Senior Notes due April 2023 will be issued by GTH Finance B.V., a wholly owned subsidiary of Global Telecom Holding S.A.E. (“GTH”), and guaranteed by VimpelCom Holdings B.V. Proceeds of the offering will be loaned to and used by GTH to repay the shareholder loan from VimpelCom Amsterdam B.V., and used by VimpelCom for general corporate purposes. The settlement date for the offering is expected to be April 26, 2016.

Important Notice

This press release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. There will be no public offer of the notes in the United States (for these purposes, “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia).

In member states of the European Economic Area, this press release is for distribution only to and directed only at persons who are “qualified investors” within the meaning of Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”). In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “Relevant Member State”), the investment contemplated by this press release is not being made, and will not be made, to the public in that Relevant Member State, other than to any legal entity that is a “qualified investor” as defined in Article 2(1)(e) of the Prospectus Directive. Each potential investor located within a Relevant Member State of the European Economic Area will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

Within the United Kingdom, this press release is for distribution only to and directed only at persons who (a) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the Financial Promotion Order, (c) are outside the United Kingdom, or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the investment may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The investment is not being offered to the public in the United Kingdom. This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. The investment or investment activity to which this press release relates is only available to, and will only be engaged in with, relevant persons and any person who receive this press release who is not a relevant person should not rely or act upon it.

Disclaimer

This press release contains “forward-looking statements,” as the phrase is defined in Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the completion and use of proceeds of the transaction described above. The forward-looking statements included in this press release are based on management’s best assessment of VimpelCom’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the risk that the transaction described above will not be completed. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2015 and other public filings made by VimpelCom Ltd. with the U.S. Securities and Exchange Commission. The forward-looking statements included in this press release are made only as of the date hereof, and VimpelCom disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom (NASDAQ: VIP) is an international communications and technology company, headquartered in Amsterdam, and driven by a vision to unlock new opportunities for customers as they navigate the digital world. Present in some of the world’s most dynamic markets, VimpelCom provides more than 200 million customers with voice, fixed broadband, data and digital services. VimpelCom’s heritage as a pioneer in technology is the driving force behind a major transformation focused on bringing the digital world to each and every customer. VimpelCom offers services to customers in 14 markets including Russia, Italy, Algeria, Pakistan, Uzbekistan, Kazakhstan, Ukraine, Bangladesh, Kyrgyzstan, Tajikistan, Armenia, Georgia, Laos, and Zimbabwe. VimpelCom operates under the “Beeline”, “Kyivstar”, “WIND”, “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. Follow us on Twitter @VimpelCom, visit our blog @ blog.vimpelcom.com or website @ http://www.vimpelcom.com

Contact information

Investor Relations

VimpelCom Ltd.

Massimiliano Cominelli, Kseniia Gangrskaia

ir@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Media and Public Relations

VimpelCom Ltd.

Neil Moorhouse

Tel: +31 20 79 77 200 (Amsterdam)

pr@vimpelcom.com